SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SunOpta Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

8676EP108
(CUSIP Number)

Tourbillon Capital Partners, L.P.

888 Seventh Avenue, 32nd Floor

New York, NY 10019

Attention: Naama Rosen

(212) 554-2528

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Tourbillon Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,290,024
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,290,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,290,024
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Tourbillon Global Long Alpha Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 491,075
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 491,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 491,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Tourbillon Global Long Alpha Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 624,074
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 624,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 624,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Tourbillon Global Master Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,174,875
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,174,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,174,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Jason H. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,290,024
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,290,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,290,024
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 7 of 10 Pages

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The Shares held by each of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 491,075 Shares owned by Long Alpha LLC is approximately $10,664,647, including brokerage commissions. The aggregate purchase price of the 624,074 Shares owned by Long Alpha Ltd. is approximately $47,515,797 including brokerage commissions. The aggregate purchase price of the 6,174,875 Shares owned by Global Master Fund is approximately $107,943,728, including brokerage commissions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(c) are hereby amended and restated to read as follows:

(a)

The aggregate percentage of Shares reported owned by each person named herein is based upon 86,011,186 Shares outstanding, which is the total number of Shares outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

As of the close of business on July 26, 2017, Long Alpha LLC owned directly 491,075 Shares, constituting approximately 0.6% of the Shares outstanding, Long Alpha Ltd owned directly 624,074 Shares, constituting approximately 0.7% of the Shares outstanding and Global Master Fund owned directly 6,174,875 Shares, constituting approximately 7.2% of the Shares outstanding. By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of Tourbillon and Mr. Karp may be deemed to beneficially own the Shares owned directly by the Funds.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to read as follows:

Each of Long Alpha LLC, Long Alpha Ltd and Global Master Fund have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 1,012,413, 5,084,859 and 8,350,594 Shares, respectively (representing economic exposure comparable to approximately 1.2%, 5.9% and 9.7% of the Shares, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 16.8% of the Shares outstanding. The Derivative Agreements provide each of Long Alpha LLC, Long Alpha Ltd and Global Master Fund with economic results that are comparable to the economic results of ownership. The Derivative Agreements do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

On November 12, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2017

TOURBILLON GLOBAL LONG ALPHA FUND, LLC

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

TOURBILLON GLOBAL LONG ALPHA FUND, LTD

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

TOURBILLON GLOBAL MASTER FUND, LTD

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

Tourbillon Capital Partners, L.P.

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

/s/ Jason H. Karp
JASON H. KARP

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 10 of 10 Pages

SCHEDULE A

Transactions of the Reporting Persons Effected During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)

Tourbillon Global Long Alpha Fund, LLC

06/30/17	1,682	9.6964
06/30/17	1,682	9.9915
06/30/17	673	9.9928
06/30/17	1,346	9.9931
06/30/17	135	10.0098
06/29/17	4,038	9.6277

Tourbillon Global Long Alpha Fund, Ltd

06/30/17	6,390	9.6964
06/30/17	6,390	9.9915
06/30/17	2,556	9.9928
06/30/17	5,112	9.9931
06/30/17	511	10.0098
06/29/17	15,336	9.6277

Tourbillon Global Master Fund, Ltd

07/24/17	(119,000)	9.9000
07/24/17	(85,000)	9.9500
07/24/17	(115,500)	9.9000
07/24/17	(115,500)	9.9000
07/24/17	(82,500)	9.9500
07/24/17	(82,500)	9.9500
06/30/17	16,928	9.6964
06/30/17	16,928	9.9915
06/30/17	6,771	9.9928
06/30/17	13,542	9.9931
06/30/17	1,354	10.0098
06/29/17	40,626	9.6277